Exhibit 12.1

Conatus Pharmaceuticals Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2017
Computation of earnings:
Net income (loss) before provision for income taxes	$(8,749,239)	$(15,616,492)	$(22,319,891)	$(24,148,626)	$(29,733,441)	$(9,039,632)
Fixed charges, as calculated below	76,452	469,566	79,072	79,662	77,453	288,112

Total earnings	$(8,672,787)	$(15,146,926)	$(22,240,819)	$(24,068,964)	$(29,655,988)	$(8,751,520)

Computation of fixed charges:
Interest expense, including amortization of debt issuance cost	$70,000	$462,570	$70,000	$70,000	$70,000	$284,313
Estimated interest expense portion of rental expense	6,452	6,996	9,072	9,662	7,453	3,799

Total fixed charges	$76,452	$469,566	$79,072	$79,662	$77,453	$288,112

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	Our earnings were inadequate to cover fixed charges for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 by $8.7 million, $15.6 million, $22.3 million, $24.1 million and $29.7 million, respectively, and by $9.0 million for the six months ended June 30, 2017.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.